

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 20, 2019

Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001-3980

   Re: <u>Sierra Income Corporation ("Sierra"), File No. 812-14973</u>

Dear Mr. Boehm:

  By Form APP-WD filed with the Securities and Exchange Commission on September 9, 2019, you request the withdrawal of the above-captioned application, dated November 6, 2018, that was filed under the Investment Company Act of 1940 on November 7, 2018. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.[1]

     Sincerely,

     /s/ Nadya Roytblat

     Nadya Roytblat
     Assistant Chief Counsel

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[1] 17 C.F.R. § 200.30-5(a)(3).